May 6, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald Field

Re:	Twist Bioscience Corporation Acceleration Request

Acceleration Request

Requested Date:	May 8, 2019
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Twist Bioscience Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-1 (File No. 333-231239), as amended, effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Andrew D. Thorpe or Melissa V. Frayer, both of whom are attorneys with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Thorpe at (415) 773-5970, or in his absence, Ms. Frayer at (415) 773-5402.

[Signature page follows]

Sincerely,

TWIST BIOSCIENCE CORPORATION

By:	/s/ Mark Daniels
Name:	Mark Daniels
Title:	Chief Legal Officer, Secretary and Chief Ethics and Compliance Officer

cc:	Emily Leproust, Twist Bioscience Corporation

Andrew D. Thorpe, Orrick, Herrington & Sutcliffe, LLP

Melissa V. Frayer, Orrick, Herrington & Sutcliffe, LLP

Brian J. Cuneo, Latham & Watkins LLP